Teva Announces Breakthrough Therapy Designation for SD-809 Granted by FDA for the Treatment of
Tardive Dyskinesia

JERUSALEM, November 9, 2015 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE:TEVA) today announced that the U.S. Food and Drug Administration (FDA) has granted Breakthrough Therapy Designation status to SD-809 (deutetrabenazine) for the treatment of patients with moderate to severe tardive dyskinesia, a hyperkinetic movement disorder affecting about 500,000 people in the United States.

Breakthrough Therapy Designation is granted to a drug that is intended to treat a serious condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement on a clinically significant endpoint over available therapy or placebo where there is no available therapy. For SD-809, the designation request included results from Teva’s Phase II/III study, Aim to Reduce Movements in Tardive Dyskinesia (ARM-TD). In the ARM-TD study, SD-809 was compared to placebo for change in Abnormal Involuntary Movement Scale (AIMS) score from baseline to end of therapy.

“The granting of Breakthrough Therapy Designation by the FDA represents significant progress toward advancing the clinical program for SD-809, as a potential, much-needed treatment option for the underserved tardive dyskinesia patient population. We remain excited about studying this innovative compound across a number of indications,” said Michael Hayden, M.D., Ph.D., President of Global R&D and Chief Scientific Officer at Teva.

Tardive dyskinesia, for which there are no approved therapies in the United States, has been described as a condition characterized by repetitive and uncontrollable movements of the tongue, lips, face, and extremities and has been reported with some widely used medications for psychiatric conditions such as schizophrenia and bipolar disease, as well as with certain drugs used for treating various gastrointestinal disorders.

About The ARM-TD Study

The ARM-TD study was a 1:1 randomized, double-blind, placebo-controlled, parallel-group study of 117 patients (104 patients completed the study) with moderate to severe tardive dyskinesia. Enrolled patients received either SD-809 or placebo, which was titrated to optimal dosage over the course of six weeks, and then administered at that dose for another six weeks for a total treatment of 12 weeks. For further details on the ARM-TD study, visit https://clinicaltrials.gov/ct2/show/study/NCT02195700.

The objectives of the study were to evaluate the efficacy of SD-809 in reducing the severity of abnormal involuntary movements associated with tardive dyskinesia and to evaluate the safety and tolerability of titration and maintenance therapy with SD-809 in subjects with tardive dyskinesia.

About SD-809

SD-809 (deutetrabenazine) is an investigational, oral, small molecule inhibitor of vesicular monoamine 2 transporter, or VMAT2, that is designed to regulate the levels of a specific neurotransmitter, dopamine, in the brain. SD-809 is being developed for the treatment of chorea associated with Huntington’s disease, a neurodegenerative movement disorder that impacts cognition, behavior, and movements. Teva is investigating the broad potential of SD-809 for treating additional movements disorders such as tardive dyskinesia and tics associated with Tourette syndrome.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

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This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (including competition from orally-administered alternatives, as well as from generic equivalents such as the recently launched Sandoz product) and our ability to continue to migrate users to our 40 mg/mL version and maintain patients on that version; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities (such as our pending acquisitions of Allergan’s generic business and Rimsa), or to consummate and integrate acquisitions; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission.

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